NEWS RELEASE

Pan American Silver Reports Discovery of Multiple High-Grade Silver Zones
at the La Colorada Mine

Vancouver, B.C. – September 8, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") announces new drill results for its La Colorada mine in Zacatecas, Mexico, including multiple high-grade veins that indicate the potential for expansion of silver mineral resources, extension of mine life and improved economics. These drill results build on the success of Pan American's exploration program targeting the eastern zone of the La Colorada mine.
"Our exploration efforts have identified high-grade intercepts below and along the strike of the known La Colorada vein system, east of the defined mineral resource footprint demonstrating opportunities for further mineral resource expansion," said Christopher Emerson, Pan American's Senior Vice President of Exploration and Geology. "The discovery of a new high-grade replacement style of mineralization, and vein style mineralization, particularly in the San Geronimo and Cristina zones in the southeastern portion of the property, will be reflected in an update to the estimated mineral resources for the La Colorada mine when the Company reports its annual mineral reserves and mineral resources as at June 30, 2025."
The drill results highlighted in this news release reflect the exploration program at La Colorada for the period November 2024 to June 2025 with approximately 65,000 metres drilled across 170 holes. All intercepts are reported as estimated true widths in metres ("m"), unless indicated otherwise. Please refer to the "La Colorada Drill Result Highlights" table on pages four to six of this news release for additional details. The full table of drill results, collars, plans and long sections for this period is available at https://panamericansilver.com/operations-2/silver-segment/la-colorada/ together with previously reported drill results for La Colorada.
EXPLORATION HIGHLIGHTS
Eastern Extensions to Mariana and NC2 Veins
Infill and exploration drilling at the La Colorada mine continue to delineate multiple high-grade silver and base metal intercepts, significantly extending mineralization eastward along the NC2 and parallel Mariana vein systems, as well as into secondary structures located east of the current underground production area.
The Mariana vein now spans an approximate strike length of 1,000 metres with a vertical extent exceeding 350 metres, while the NC2 vein system exceeds 2,000 metres on strike with a vertical extent of over 500 metres. Exploration development on four levels of the mine, between 1,900 to 2,100 metres above sea level, has advanced over 300 metres east.
Notably, recent drill results indicate higher gold grades, prompting further evaluation of the gold potential in future mine production. The mineralized structures remain open laterally and at depth, indicating significant opportunity for continued mineral resource expansion.
Drill hole result highlights over the report period from Mariana and NC2 vein systems include:
•S-77-25 with 3.66m @ 3,844 g/t Ag, 2.30 g/t Au, 4.53% Pb, 11.05% Zn (Mariana vein)
•U-84-25 with 11.61m @ 811 g/t Ag, 0.86 g/t Au, 8.21% Pb, 22.31% Zn (Mariana vein)
•U-117-25 with 13.12m @ 387 g/t Ag, 0.47 g/t Au, 4.33% Pb, 12.50% Zn (Mariana vein)
•U-99-25 with 2.27m @ 5,876 g/t Ag, 0.56 g/t Au, 3.36% Pb, 3.19% Zn (NC2 vein)

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•U-59-25 with 10.61m @ 729 g/t Ag, 2.99 g/t Au, 1.88% Pb, 3.83% Zn (NC2 vein)
•S-74-25 with 0.42m @ 12,309 g/t Ag, 9.70 g/t Au, 2.16% Pb, 3.60% Zn (NC2 vein)
The NC2-Mariana system exhibits attractive vein characteristics, with significant widths, high grades, and extensive strike lengths. Drill hole S-10-25 intersected both the NC2 and the Mariana veins approximately 400 metres east of known mineralization, confirming the potential for mineral resource expansion along these structures.
Additionally, skarn mineralization was intercepted at depth below the vein systems, 450 metres east from the 903 mineralized body, demonstrating a new skarn exploration target to be evaluated in the future.
•S-10-25 with 1.26 m @ 718 g/t Ag, 0.24 g/t Au, 8.60% Pb, 9.85% Zn (NC2 vein) and 3.22 m @ 445 g/t Ag, 0.10 g/t Au, 1.02% Pb, 2.97% Zn (Mariana vein), 3.75 m* @ 287 g/t Ag, 0.33 g/t Au, 4.07% Pb, 12.19% Zn (Carbonate Replacement Deposit - CRD) and 42.30 m* @ 48 g/t Ag, 0.05 g/t Au, 1.51% Pb, 2.95% Zn (Skarn)
* Estimated True Widths are unknown at this time; reported widths (m) are core interval widths.
San Geronimo and Cristina Veins
Exploration drilling in the southeast sector of the La Colorada mine has successfully extended the Cristina and San Geronimo vein systems. High-grade mineralization has been defined through 32 diamond drill holes in the Cristina and San Geronimo vein systems. The area of mineralization covering both vein systems now extends approximately 500 metres along strike and 500 metres vertically, with varying vein widths.
Drill hole result highlights include:
•S-226-24 with 0.15 m @ 11,076 g/t Ag, 0.93 g/t Au, 6.56% Pb, 6.90% Zn (SG1 vein)
•S-08-25 with 0.57 m @ 1,325 g/t Ag, 0.55 g/t Au, 8.34% Pb, 24.70% Zn (SG1 vein)
•S-186-24 with 1.69 m @ 86 g/t Ag, 1.80 g/t Au, 3.66% Pb, 10.59% Zn (Ramal SG vein)
and 1.38 m @ 283 g/t Ag, 0.40 g/t Au, 1.67% Pb, 8.17% Zn (SG1 vein)
•S-36-25 with 0.51m @ 1,550 g/t Ag, 0.50 g/t Au, 0.71% Pb, 0.91% Zn (Cristina vein)
•S-182-24 with 0.86m @ 661 g/t Ag, 0.76 g/t Au, 0.64% Pb, 2.03% Zn (Cristina vein)
•S-47-25 with 1.07m @ 1,058 g/t Ag, 0.19 g/t Au, 3.34% Pb, 6.95% Zn (Splay vein)
•S-37-25 with 0.52m @ 1,035 g/t Ag, 2.33 g/t Au, 4.34% Pb, 2.54% Zn (San Geronimo vein)
•S-205-24 with 0.43m @ 626 g/t Ag, 0.47 g/t Au, 0.15% Pb, 0.35% Zn (Cristina vein)
Discovery of a new style of mineralization
Recent exploration drilling has identified a new style of high-grade silver and base metal replacement mineralization at the lithological contact between volcanic and sedimentary host rocks in the southeastern mine area. This discovery marks a new mineralization style for the La Colorada vein system. Several historic drill holes have been integrated into the following list of drill hole results to support geological reinterpretation, highlighting the significance of this new finding.
This contact-related mineralization style represents a high-potential exploration target south of the current mine, adjacent to the Cristina/San Geronimo corridor. It also offers the potential for expanding inferred mineral resources, which will be included in Pan American’s annual mineral reserves and mineral resources as at June 30,

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2025. The zone of contact-related mineralization remains largely open for expansion in most directions. Estimated True Widths are unknown at this time; all widths reported are core interval widths (m).
Drill hole result highlights include:
▪S-99-24 with 50.30 m @ 258 g/t Ag, 0.12 g/t Au, 0.62% Pb, 0.42% Zn (Historic*)
▪S-20-24 with 23.15 m @ 382 g/t Ag, 0.18 g/t Au, 1.36% Pb, 3.10% Zn
▪S-182-24 with 7.80 m @ 413 g/t Ag, 0.37 g/t Au, 3.60% Pb, 8.67% Zn
▪S-168-24 with 5.85 m @ 528 g/t Ag, 0.50 g/t Au, 3.04% Pb, 5.54% Zn (Historic*)
▪S-172-24 with 7.30 m @ 275 g/t Ag, 0.24 g/t Au, 3.60% Pb, 8.14% Zn (Historic*)
▪S-179-24 with 0.60 m @ 8,840 g/t Ag, 29.40 g/t Au, 4.52% Pb, 11.10% Zn
* The historic drill results were previously reported in the Company's news release dated December 9, 2024.

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La Colorada Drill Result Highlights
The following table provides the drill results for the La Colorada mine included in this news release.
Previous drill results that are not included in this table are available on our website at: https://panamericansilver.com/operations-2/silver-segment/la-colorada/

Hole ID	Zone / Structure	From (m)	To (m)	Interval (m)	Est. True Width* (m)	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)
S-08-25	SG1 Vein	613.80	615.15	1.35	0.57	1,325	0.55	0.45	8.34	24.70
S-101-22	Volc/Sed Contact	585.30	586.15	0.85	Unknown*	1,250	0.19	0.36	2.21	4.33
S-101-25	Int Este2 Vein	710.85	713.80	2.95	2.42	799	0.35	0.19	0.90	3.29
S-10-25	Mariana Vein	874.10	878.70	4.60	3.22	445	0.10	0.22	1.02	2.97
AND	NC2 Vein	1,159.60	1,161.40	1.80	1.26	718	0.24	0.27	8.60	9.85
AND	Skarn Mineralization	1,291.20	1,333.50	42.30	Unknown*	48	0.05	0.02	1.51	2.95
AND	CRD	1,415.55	1,419.30	3.75	Unknown*	287	0.33	0.14	4.07	12.19
S-114-25	Mariana Vein	460.70	461.65	0.95	0.94	2,087	1.61	0.20	1.59	1.88
AND	NC2 Vein	521.15	523.00	1.85	1.42	2,243	0.50	0.25	1.07	1.70
S-119-24	Volc/Sed Contact	596.00	599.40	3.40	Unknown*	1,470	0.03	0.19	3.15	3.23
S-129-24	Volc/Sed Contact	603.35	611.35	8.00	Unknown*	128	0.06	0.78	2.86	4.77
S-138-23	Volc/Sed Contact	706.00	708.90	2.90	Unknown*	943	0.11	0.34	1.38	2.24
S-16-25	Mariana Vein	468.40	469.95	1.55	1.46	1,909	0.25	0.24	3.34	8.68
S-168-24	Volc/Sed Contact	597.10	602.95	5.85	Unknown*	528	0.50	0.24	3.04	5.54
S-172-24	Volc/Sed Contact	671.45	678.75	7.30	Unknown*	275	0.24	0.28	3.60	8.14
S-179-24	Volc/Sed Contact	710.80	711.40	0.60	Unknown*	8,840	29.40	0.33	4.52	11.10
S-182-24	Cristina Vein	453.20	454.70	1.50	0.86	661	0.76	0.12	0.64	2.03
AND	Volc/Sed Contact	636.75	644.55	7.80	Unknown*	413	0.37	0.17	3.60	8.67
S-186-24	Ramal SG Vein	402.40	404.60	2.20	1.69	86	1.80	0.07	3.66	10.59
AND	SG1 Vein	785.05	787.00	1.95	1.38	283	0.40	1.07	1.67	8.17
S-20-24	Volc/Sed Contact	553.55	576.70	23.15	Unknown*	382	0.18	0.09	1.36	3.10
S-204-24	NC2 Vein	562.50	565.15	2.65	1.52	1,006	1.33	0.06	0.57	1.25
S-205-24	Cristina Vein	576.10	576.60	0.50	0.43	626	0.47	0.26	0.15	0.35
AND	CRD	691.35	693.50	2.15	1.51	741	0.29	0.23	7.39	4.43
S-212-24	Int Este Vein	514.30	516.30	2.00	1.00	5,050	0.40	0.41	1.00	2.24
S-223-24	Int Este Vein	674.35	674.85	0.50	0.25	8,550	6.93	1.65	5.08	14.70
S-226-24	SG1 Vein	521.70	522.00	0.30	0.15	11,076	0.93	2.10	6.56	6.90
S-25-25	Mariana Vein	542.00	544.65	2.65	2.29	766	0.20	0.10	0.54	0.99
AND	NC2 Vein	626.60	632.50	5.90	4.13	427	0.19	0.10	0.82	1.32
S-26-25	Int Este2 Vein	679.80	681.80	2.00	1.73	1,000	0.21	0.21	1.03	3.57
S-28-25	Mariana Vein	457.45	458.30	0.85	0.74	1,618	0.47	0.21	1.14	4.81
AND	Int Este2 Vein	517.60	519.75	2.15	1.76	939	2.09	0.06	0.18	0.48
AND	NC2 Vein	523.65	525.90	2.25	1.13	2,510	2.93	0.19	1.13	2.64
S-30-25	Veinlets	743.00	745.65	2.65	1.70	1,374	0.39	0.18	0.86	2.39
AND	NC2 Vein	745.65	746.60	0.95	0.73	2,370	0.11	0.49	1.35	2.23
S-33-25	Mariana Vein	675.60	677.90	2.30	2.16	1,477	0.40	0.34	4.09	4.35
S-34-25	NC2 Vein	759.05	761.55	2.50	2.17	628	0.63	0.25	1.74	4.18
S-36-25	Cristina Vein	231.70	232.50	0.80	0.51	1,550	0.50	0.09	0.71	0.91

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S-37-25	San Geronimo Vein	446.40	446.95	0.55	0.52	1,035	2.33	0.18	4.34	2.54
S-44-25	Splay	729.40	730.40	1.00	0.87	1,300	6.22	0.10	1.27	3.68
S-46-25	NC2 Vein	777.00	779.85	2.85	2.47	1,226	0.68	1.22	3.78	12.87
S-47-25	Splay	627.80	629.20	1.40	1.07	1,058	0.19	0.26	3.34	6.95
S-48-25	Mariana Vein	673.85	675.40	1.55	1.40	1,270	1.35	0.28	3.89	4.01
S-62-25	Perla Vein	643.55	643.75	0.20	0.15	6,580	0.86	0.87	1.84	2.62
S-67-25	Perla Vein	658.80	661.90	3.10	2.23	1,657	0.43	0.50	2.23	3.59
AND	Mariana Vein	669.40	670.40	1.00	0.64	2,850	1.47	0.66	4.73	0.47
AND	NC2 Vein	778.00	782.30	4.30	3.72	310	0.35	0.17	1.17	1.87
S-73-25	Perla Vein	651.30	652.35	1.05	0.80	1,523	0.28	0.31	3.39	2.10
S-74-25	NC2 Vein	545.80	546.35	0.55	0.42	12,309	9.70	0.89	2.16	3.60
S-77-25	Mariana Vein	678.20	682.10	3.90	3.66	3,844	2.30	0.51	4.53	11.05
AND	NC2 Vein	764.85	765.90	1.05	0.99	1,255	0.62	0.34	1.43	4.61
AND	Splay	771.65	772.20	0.55	0.35	2,890	0.46	0.78	6.59	8.05
S-79-25	Mariana Vein	649.50	652.80	3.30	2.86	817	0.22	0.16	0.88	1.70
S-87-25	Veinlets	82.50	83.40	0.90	0.63	6,325	2.44	0.80	2.39	6.13
S-89-25	Mariana Vein	673.20	674.80	1.60	1.39	2,022	1.45	0.19	1.21	2.31
S-91-25	Mariana Vein	634.90	635.50	0.60	0.34	6,325	2.44	0.80	2.39	6.13
AND	NC2 Vein	746.15	748.00	1.85	1.19	996	1.33	0.36	2.59	4.17
S-99-21	Volc/Sed Contact	617.95	619.95	2.00	Unknown*	940	0.23	0.21	5.77	15.80
S-99-24	Volc/Sed Contact	676.35	726.65	50.30	Unknown*	258	0.12	1.04	0.62	0.42
U-01-25	Hyd. Breccia	102.95	105.30	2.35	1.93	578	0.56	1.06	5.62	10.89
AND	NC2 Vein	105.30	110.10	4.80	3.39	368	2.42	0.86	9.70	26.77
U-102-25	NC2 Vein	84.65	87.10	2.45	1.23	1,555	0.58	0.43	1.34	14.22
U-105-25	NC2 Vein	71.75	76.60	4.85	4.34	684	0.17	0.13	1.46	1.64
U-111-25	Mariana Vein	59.95	69.25	9.30	3.93	287	0.39	0.39	2.61	4.49
U-117-25	Mariana Vein	113.70	128.85	15.15	13.12	387	0.47	0.69	4.33	12.50
U-118-25	Perla Vein	88.80	90.45	1.65	1.50	879	0.56	0.51	8.68	10.09
U-120-25	Mariana Vein	67.35	72.00	4.65	2.99	469	1.51	0.41	2.44	4.63
AND	Splay	75.80	80.40	4.60	2.96	581	0.43	0.20	1.36	4.89
U-14-25	Veinlets	61.10	61.25	0.15	0.15	6,819	30.70	1.51	2.27	2.56
AND	NC2 Vein	82.00	84.75	2.75	2.38	790	0.38	0.50	3.67	6.77
U-19-25	Veinlets	36.30	38.65	2.35	2.04	530	0.60	0.21	3.44	5.26
AND	NC2 Vein	39.15	42.75	3.60	2.76	412	0.44	0.27	6.52	12.79
U-211-24	Splay	86.10	86.85	0.75	0.53	1,947	3.03	0.30	0.26	0.39
U-220-24	Mariana Vein	68.30	69.30	1.00	0.87	1,605	0.32	0.33	4.15	7.18
U-224-24	Mariana Vein	48.30	53.05	4.75	2.38	426	0.69	0.05	2.46	8.51
U-227-24	Hyd. Breccia	427.80	442.65	14.85	9.55	138	0.16	0.65	0.10	0.39
U-232-24	Mariana Vein	71.75	75.10	3.35	2.37	1,533	0.34	0.14	1.74	4.16
U-233-24	NC2 Vein	36.95	38.90	1.95	1.12	3,215	6.09	1.80	17.18	23.35
U-235-24	Mariana Vein	39.10	40.50	1.40	1.07	1,003	0.15	0.31	2.79	7.96
U-236-24	Mariana Vein	40.45	41.25	0.80	0.69	1,688	1.11	0.16	2.08	4.42
U-240-24	Splay	113.85	116.30	2.45	2.30	516	0.40	0.19	0.70	3.38
U-31-25	Splay	0.40	0.60	0.20	0.14	11,980	1.72	1.37	2.91	13.47
U-39-25	Veta 3	16.05	16.55	0.50	0.43	3,779	0.64	0.59	10.44	9.96

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U-51-25	Veinlets	93.40	97.45	4.05	2.84	371	0.09	0.07	2.61	4.26
U-55-25	Veta 3	99.05	99.90	0.85	0.49	4,003	0.25	0.68	4.52	9.51
U-59-25	NC2 Vein	116.25	130.10	13.85	10.61	729	2.99	0.30	1.88	3.83
U-60-25	Mariana Vein	45.15	49.15	4.00	2.57	578	1.39	0.31	2.51	5.60
U-65-25	Splay	72.05	72.45	0.40	0.35	3,684	1.58	1.19	9.20	19.15
U-69-25	NC2 Vein	90.50	93.65	3.15	1.71	634	0.16	0.16	1.88	2.90
U-71-25	Mariana Vein	93.05	97.35	4.30	3.72	324	0.36	0.43	3.80	6.80
U-78-25	Splay	121.80	123.50	1.70	0.72	1,420	0.52	0.45	4.97	12.14
U-84-25	Mariana Vein	140.10	162.75	22.65	11.61	811	0.86	0.92	8.21	22.31
U-88-25	NC2 Vein	61.40	63.05	1.65	1.06	2,483	0.37	0.90	3.47	7.42
U-90-25	NC2 Vein	113.65	113.95	0.30	0.26	5,510	0.93	1.34	9.14	26.18
U-95-25	NC2 Vein	95.35	103.25	7.90	6.05	261	0.42	0.24	5.10	12.68
U-99-25	NC2 Vein	68.80	71.10	2.30	2.27	5,876	0.56	0.89	3.36	3.19
AND	Mariana Vein	76.90	80.10	3.20	2.26	630	0.10	0.13	0.76	2.03
* Estimated True Widths are unknown at this time; reported widths (m) are core interval widths.
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. All samples provided in this news release were assayed by ALS Global, Mexico ("ALS") and La Colorada Laboratory. At ALS, using acid digestion with ICP finish for silver, lead, zinc, and copper. For samples above the detection limits of ICP, they were finalized with absorption spectrometry ("AAS"); For lead and zinc grades greater than 30%, the determination was made by volumetric titration. Samples sent to ALS Global were prepared in Zacatecas and Hermosillo, Mexico laboratories and sent to Vancouver, B.C. Laboratory for assay. At La Colorada Laboratory, gold and silver were assayed by fire assay (20g) and gravimetric finish; for lead, copper, and zinc, sample is digested by aqua regia and finished by AAS. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories. The results of the QAQC samples submitted to ALS Global and La Colorada Laboratory demonstrate acceptable accuracy and precision. The Qualified Persons have verified the data disclosed in this news release and they are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein. ALS Global is independent from Pan American and accredited by ISO/IEC 17025:2017. La Colorada Laboratory is the internal laboratory of the La Colorada Mine, operated by the Company and certified by ISO9001:2015 for Quality Management System.
See the Company's Annual Information Form February 19, 2025, available at www.sedarplus.ca, or the Company's most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), for further information concerning QAQC and data verification matters, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Senior Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

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Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC and may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to the exploration program at the La Colorada Skarn; expectations regarding exploration drilling; and plans to report our annual mineral reserve and mineral resource as at June 30, 2025.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations, including contractual rights from third parties and adjacent property owners; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

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NEWS RELEASE

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; risks related to taxation; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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